Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (561) 694-3337

Lewis Hay, III
Chairman and Chief Executive Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

>   **Re: FPL Group, Inc.**
>   **Definitive 14A**
>   **Filed April 6, 2007**
>   **File No. 1-08841**

Dear Mr. Hay:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Table 3: 2006 Outstanding Equity Awards at Fiscal Year End, page 59

1. We note your response to comment 9 in our letter dated August 21, 2007. Please specify the vesting dates by month, day and year. In footnote (1), for example, it is unclear what the grant date was for the option awards so it is difficult to determine the vesting schedule for each grant.

Potential Payments upon Termination or Change in Control, page 68

2. We note your response to comment 12 in our letter dated August 21, 2007. Please revise your response to include an undertaking to provide additional information about the determination of the appropriate payment and benefit levels, which should include disclosure regarding the prior negotiation of these agreements as you have discussed in your response.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Edward F. Tancer
        General Counsel